

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 21, 2017

Via E-mail
Mr. Ilia Tomski, President
Asteriko Corp.
616 Corporate Way Suite 2-6834
Valley Cottage, NY 10989

> **Re:** **Asteriko Corp.**
> **Form 10-K for the year ended June 30, 2016**
> **Filed September 9, 2016**
> **File No. 333-197692**

Dear Mr. Tomski:

We issued comments to you on the above captioned filing on February 6, 2017. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 4, 2017.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Mindy Hooker at (202) 551-3732, SiSi Cheng at (202) 551-5004 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and
Construction

Cc: David E. Price, Esq.